March 9, 2012

Via EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MEDNAX, Inc.
File No. 001-1211
Form 10-K for the Year Ended December 31, 2010

Dear Mr. Rosenberg:

This letter is in response to the Staff’s oral comments on March 1, 2012 (the “Oral Comments”), addressed to Vivian Lopez-Blanco as Chief Financial Officer of MEDNAX, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

The Staff’s Oral Comments are set forth below. In the responses below, references to “we”, “our” and “us” refer to the Company.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Accrued Professional Liability, page 66

1.	The Staff inquired as to the completeness of the Company’s professional liability reserves considering that the Company performs two separate studies: a claims-made study to estimate loss reserves for reported claims, including amounts for adverse deviation, and an IBNR study to estimate the aggregate reserve for unreported claims. The Staff also asked for clarification as to whether the Company uses its own historical claims experience in its assessment of future emergence of claims when estimating IBNR.

As discussed with the Staff, both of our actuarial studies use loss run information from the same third-party claims administrator. Through our comprehensive internal control processes, we ensure that all loss data used in our actuarial studies is fully reconciled to the source data provided by our third-party claims administrator.

One of the key assumptions used in the estimation process for our IBNR includes the use of historical data to determine the future emergence of claim liabilities. The future emergence patterns are updated regularly and consider changes in both industry data and our actual loss history. Therefore, any changes in our own historical claims experience are reflected in the emergence patterns that are used to estimate our IBNR.

2.	The Staff commented that the Company’s loss reserves for reported claims are included in a disclosure table while the loss reserves for incurred but not reported claims are included in a disclosure paragraph. The presentation of reserves for reported claims and incurred but not reported claims in a single table would improve the disclosure of the consolidated activity related to the Company’s total accrued professional liability.

As discussed with the Staff, we will expand our disclosure table in future Form 10-K filings, beginning with our Form 10-K for the year ended December 31, 2012, to include both reserves for reported claims and reserves for incurred but not reported claims, representing the total accrued professional liability for the consolidated company as follows:

X.	Accrued Professional Liability:

At December 31, 20XX and 20XX, the Company’s total accrued professional liability of $xxx.x million and $xxx.x million, respectively, includes incurred but not reported loss reserves of $xx.x million and $xx.x million, respectively, and loss reserves for reported claims associated with self-insured retention amounts through the Company’s wholly owned captive insurance subsidiary of $xx.x million and $xx.x million, respectively.

The activity related to the Company’s ~~loss reserves for reported claims~~ total accrued professional liability for the years ended December 31, 20XX, 20XX and 20XX is as follows (in thousands):

Years Ended December 31,
	20XX			20XX			20XX
Balance at beginning of year	$	xx,xxx		$	xx,xxx		$	xx,xxx
Provision (adjustment) for losses related to:
Current year		xx,xxx			xx,xxx			xx,xxx
Prior years		(x,xxx	)		(x,xxx	)		(x,xxx	)

Total provision for losses		xx,xxx			xx,xxx			xx,xxx
Claim payments related to:
Current year		(xxx	)		(xxx	)		(xxx	)
Prior years		(xx,xxx	)		(xx,xxx	)		(xx,xxx	)

Total payments		(xx,xxx	)		(xx,xxx	)		(xx,xxx	)

Balance at end of year	$	xx,xxx		$	xx,xxx		$	xx,xxx

The net increases in the Company’s total accrued professional liability ~~changes in reserves for reported claims~~ for the years ended December 31, 20XX and 20XX are primarily attributable to….

* * * *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083, or alternatively, at the address provided elsewhere in this letter, with a copy to Thomas W. Hawkins, the Company’s general counsel, at the same address.

Sincerely,

/s/ Vivian Lopez-Blanco
Vivian Lopez-Blanco
Chief Financial Officer

cc:	Kei Nakada (SEC)
Mark Brunhofer (SEC)
Thomas W. Hawkins

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